EXHIBIT 23.5

Consent of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Vermont Electric Power Company, Inc. as Manager of Vermont Transco LLC:

We consent to the use of our report dated March 7, 2008, with respect to the balance sheets of Vermont Transco LLC as of December 31, 2007 and 2006, and the related statements of income, members’ equity, and cash flows for the year ended December 31, 2007 and period June 30, 2006 (date of inception) through December 31, 2006, incorporate herein by reference.  Our report on the financial statements of Vermont Transco LLC refers to the adoption of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, as of December 31, 2007.

/s/ KPMG LLP

Burlington, Vermont
August 7, 2008